Exhibit 99.2

TENCENT MUSIC ENTERTAINMENT GROUP

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: TME)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 16, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Tencent Music Entertainment Group (the “Company”) will be held at Diamond I, Level 3, The Ritz-Carlton, Hong Kong International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong on December 16, 2019 at 10:00 a.m. – 11:00 a.m. (Hong Kong Time). No proposal will be submitted for shareholder approval at the AGM. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on November 22, 2019.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may access the Company’s annual report on the Company’s investor relations website at https://ir.tencentmusic.com/ as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company by emailing Investor Relations at ir@tencentmusic.com.

By Order of the Board of Directors,
Tencent Music Entertainment Group

/s/ Cussion Kar Shun Pang
Cussion Kar Shun Pang
Director and Chief Executive Officer

Shenzhen, China

November 19, 2019